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Exhibit (a)(1)

Contact:

The Proxy Advisory Group, LLC
(888) 337-7699 (888-33PROXY)

MathStar Board of Directors Rejects $1.15 Per Share Tender
Offer from Tiberius Capital II, LLC

Board Recommends Stockholders Not Tender Their Shares to
Tiberius Capital II, LLC

HILLSBORO, Ore., June 12, 2009—MathStar, Inc. (MATH.PK) today announced that its Board of Directors recommends that MathStar stockholders reject the $1.15 per share cash tender offer from Tiberius Capital II, LLC (Tiberius). After a thorough review of the tender offer, the Board determined that the tender offer is inadequate and not in the best interests of MathStar and its stockholders. The Board therefore recommends that MathStar stockholders not tender their shares into the offer.

The MathStar Board described many reasons for rejecting the Tiberius tender offer, including the following:

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  The tender offer is being made for only 51% of MathStar's total outstanding shares, with no assurance that stockholders whose MathStar shares are not purchased in the tender offer will receive any cash consideration for their shares, or that any tendering stockholders would have all of their shares purchased.

  •
  The Tiberius $1.15 per share offer is less than the estimated $1.40 per share liquidation value of MathStar and thus is financially inadequate.

  •
  The offer does not include a clearly stated plan for MathStar's future.

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  Tiberius does not explain how it would deal with the issues presented by Section 203 of the Delaware General Corporation Law.

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  If the Tiberius tender offer is successfully completed, MathStar's approximately $140 million in net operating loss carryforwards ("NOLs") will be reduced or eliminated, and the value of the NOLs to MathStar and its remaining stockholders whose shares are not purchased in the tender offer would be diminished or lost.

  •
  The offer fails to take into account strategic transactions currently being considered by MathStar's Board of Directors, and, if the offer is successfully completed, it probably would result in such transactions not moving forward.

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  The offer is highly conditional, creating substantial uncertainty as to whether Tiberius would be required to consummate the offer.

MathStar set forth details of the basis for its Board's recommendations in a Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (SEC) today. MathStar stockholders may review and obtain copies of the Solicitation/Recommendation Statement on Schedule 14D-9 accessed at the website maintained by the SEC at http://www.sec.gov. You may also obtain copies of the Solicitation/Recommendation Statement on Schedule 14D-9 at http://www.mathstar.com or by contacting MathStar's information agent, The Proxy Advisory Group, LLC, at (888) 337-7699 (888-33PROXY).

Statements in this press release, other than historical information, may be "forward-looking" in nature within the meaning of the Private Securities Litigation Reform Act of 1995 and are subject to various risks, uncertainties and assumptions. These statements are based on management's current expectations, estimates and projections about MathStar and include, but are not limited to, those set forth in the section of MathStar's Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 31, 2009 under the heading "Item 1A. Risk Factors" and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009. MathStar undertakes no obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release.

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MathStar Board of Directors Rejects $1.15 Per Share Tender Offer from Tiberius Capital II, LLC